Filed by Decarbonization Plus Acquisition Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

The following is a transcript of an interview of Jane Hunter by Bloomberg Daybreak: Australia on 12/21/2021:

Haidi Stroud-Watts, Bloomberg

Broadly, what are you seeing in terms of demand? What’s the outlook for demand going into next year?

Jane Hunter, CEO of Tritium

Look, it’s a great time for EV charging infrastructure, as you can imagine, with the tipping point having been reached. And in fact, for almost all of the OEMs that are building charging infrastructure, we’re finding that demand is outstripping supply. There’s quite long lead times across the industry and that’s because of pods shortages due to COVID, but no cancellations and very, very strong demand--the strongest we’ve seen in the company’s history.

Haidi Stroud-Watts, Bloomberg

Supply chain issues, availability of raw materials and resources, still so key, particularly when it comes to infrastructure and battery making. Is that something that’s affecting your business? And what are the individual problems that you see going into the new year?

Jane Hunter, CEO of Tritium

Yeah, absolutely. Like everybody, there’s a mixture of the component parts shortages, which you see globally, as well as freight. So, because we manufacture in Australia, we’ve had significant issues with freight, initially air freight was impacted, but then sea freight was also impacted. And that’s brought forward our plans to open a US based factory which we plan to do in Q3 of next year. And then there’s been a series of shortages in this industry that relate to peculiarities of the components of the chargers. So, for example, the leads, the cables that you use for charging there’s been some unusual raw material shortages and in special film that’s used in EV charges. And of course, semiconductors, although Tritium was lucky, we do have a long-term semiconductor supplier who gave us the heads up, and we ordered a year’s worth of semiconductors before that really kicked in.

David Ingles, Bloomberg

Jane, David, here. I’m also then looking for the long term, and I can’t help but notice this year’s forecasts here for growth. I mean, 84 million, that’s dollars, in 2021. That’s the estimate. It goes up to almost 1.5 billion in about five years. What needs to align, policy wise, supply chain wise, cash wise, for you to be able to achieve that 18x growth?

Jane Hunter, CEO of Tritium

Yeah, absolutely. Effectively, we actually just need to maintain our current market share. So, we currently have 15% of the North American market for Fast DC chargers. We have 20% of Europe, and we have over 75% of Australia, New Zealand. So, if we just maintain, and not even grow that market share, and the TAM reached what Bloomberg NEF is forecasting, then we would hit those numbers.

David Ingles, Bloomberg

In terms of the cash you need though for that, I mean, being able to maintain it, that’s basic math, but it’s also going to be a much bigger market, and I would imagine you’ll need a bit more liquidity and working capital to be able to do that.

Jane Hunter, CEO of Tritium

Absolutely. Say we’re forecasting needing 68 million of USD cash to the pro forma balance sheet to be free cash flow positive by 2023. But with the SPAC that we’re entering into with Decarbonization Plus Acquisition Corp II, we need about 274 million of cash to come out of that depending on redemptions. But that will be a fortress balance sheet for us. We need the 68 to get to positive free cash flow.

Haidi Stroud-Watts, Bloomberg

Jane, when it comes to policy here in Australia, what would you like to see from the government and individual states in terms of being more encouraging and incentivizing the take up of electric vehicles?

Jane Hunter, CEO of Tritium

Yeah, look, we don’t actually encourage it, you know, incentives and tax relief to a huge extent. What we actually require from government, is just very clear statements in favor and that can be targets. It could be just as clear as making very clear to the public that electrification is coming, that internal combustion engine vehicles are now an obsolete technology. It’s not a great investment for you when you’re spending what can be multiple years of an ordinary family salary on such a large purchase. And so, just that very clear communication, that there’s no competing technology; this is technology that’s now hit the tipping point. All of the EV OEMs are investing billions of dollars in EV battery tech and opening factories which are going to build EVs, and so long as the government very clearly says that, that’s actually really all that’s required. Now, incentives of course, will help you go faster. So, there’s no downside to having tax incentives and having some type of relief, but it’s not necessary to get the EV uptake that we need.

David Ingles, Bloomberg

Jane, just very quickly. Final question on China. You’re operating in 41 countries, your presence there and your outlook for the market?

Jane Hunter, CEO of Tritium

Yeah, look, in terms of China, that’s a market that absolutely is dominated by Chinese manufacturers, and quite understandably. It’s quite a different market to where Tritium is operating. So, Tritium has a charger that’s really at the perhaps top end of the market, so sells well in Europe, in North America, in the high cost Asian countries. So, we’ve actually got good penetration into Thailand, working in Singapore now, with boots on the ground in Singapore, we expect to sell into Japan, South Korea and of course, Australia, New Zealand. But for India and China, those are less target markets for us. There we hope to operate in the five-star hotels, the high-end developments, and potentially the car showrooms.

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Forward Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the proposed business combination and including statements regarding the commencement of mailing of the definitive proxy statement (the “Proxy Statement”) of Decarbonization Plus Acquisition Corporation II (“DCRN”), the special meeting of DCRN stockholders and the anticipated timing of the closing of the business combination. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets,” “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Tritium DCFC Limited (“NewCo”), Tritium Holdings Pty Ltd (“Tritium”) or DCRN, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination or the private offering of ordinary shares in the capital of NewCo to a certain investor (the “PIPE Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination or the PIPE Financing; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the business combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, NewCo, which will be the going-forward public company, filed a preliminary registration statement on Form F-4, (as amended, the “Registration Statement”), which includes a preliminary proxy statement of DCRN. The Registration Statement is now effective, and the Proxy Statement will be mailed to DCRN stockholders of record as of the close of business on December 6, 2021. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND THE EFFECTIVE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION

ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants is set forth in the Registration Statement for the proposed business combination. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the Registration Statement for the proposed business combination.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.